[On Cahill Gordon & Reindel LLP letterhead]

(212) 701-3000

July 12, 2006

Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

Re:	Energy Partners, Ltd.
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 9, 2006
Response Letter Dated June 16, 2006
File No. 1-16179

Dear Ms. Davis:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated June 29, 2006 regarding your comment to the Company’s Form 10-K for the year ended December 31, 2005. The Company has carefully considered your comment, and at the request and on behalf of the Company we respectfully provide the response and supplemental information below. For your convenience, we have reproduced the comment from your letter immediately before the Company’s response.

1. Comment

We note from your response to prior comment two that an impairment charge of $3.2 million was recognized on the South Louisiana properties you purchased in January 2005 as a result of uneconomic drilling and underperformance. We also note that you attributed $76 million of the total $149.6 million acquisition value to the reserves that were subsequently revised downward. In light of the 67% downward revision of those proved reserves, please provide additional detailed information to explain why the impairment you recognized represents only 4% of the total fair value assigned to the reserves. In this regard, please tell us the main factors that resulted in your conclusion that the fair value of the property did not significantly change from the date of acquisition to the impairment date. You may find it useful to provide us with the analysis you prepared to review “the carrying value of each field in relation to the respective future net cash flows” that supports your overall impairment conclusion.

Response:

The January 2005 acquisition of onshore assets included nine fields containing 14 wells already on production. As previously stated, the net book value of one of these fields, Palmetto Bayou was reduced by $3.2 million; however, impairments were not required on the other onshore Louisiana fields purchased in the acquisition as the undiscounted future cash flow attributed to each field provided cash flow that exceeded the carrying value of the assets. This was the case due mainly to the following:

•
While the Company attributed $76 million to the reserves that were subsequently revised downward, these reserves were in fields that had production from existing wells or where new production was initiated from exploratory successes during the year. These exploratory successes added proved reserves of 1,447 Mboe subsequent to the acquisition date, which more than offset production of 1,159 Mboe.

•
The fair value of these properties has benefited from significantly higher commodity prices from those used to determine the acquisition price. These higher prices were used in our year end cash flow analysis as management‘s expectations as they were not expected to be temporary. The dollar amount of the aggregate upward price variance from prices used to value the assets at the acquisition date to those used at the end of the year was $95 million.

The Company paid $149.6 million for the combined assets acquired. At year end, the effect of the above mentioned factors increased the value of the remaining reserves on these same assets to a pre tax future cash flow of $196.0 million, with a comparative net book value on these same assets of $163.0 million.

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,

                                                                                    /s/ John Schuster
John Schuster

Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

cc:	Jonathan Duersch
Joseph H. LeBlanc, Jr. John H. Peper Dina M. Bracci